[Deloitte Letterhead]

May 25, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:
We have read Item 4.01 of Knology, Inc.’s Form 8-K dated May 23, 2006, and have the following comments:

FIRST AND THIRD PARAGRAPHS

We agree with the statement in the first sentence of the first paragraph regarding the dismissal of Deloitte & Touche LLP, but we have no basis on which to agree or disagree with the statements made in the rest of the first sentence regarding the appointment of BDO Seidman LLP through the end of that sentence, and we have no basis on which to agree or disagree with the statements made in the remainder of the entire first paragraph.

We agree with the statement in the first sentence of the third paragraph. We have no basis on which to agree or disagree with the statements made in the second sentence of the third paragraph.

SECOND PARAGRAPH

We agree with the statements made in this paragraph.

Yours truly,

/s/ Deloitte & Touche LLP